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                           May 20, 2021

       Edward H. Murphy
       Chief Executive Officer
       IZEA Worldwide, Inc.
       501 N. Orlando Avenue
       Suite 313 PMB 247
       Winter Park, Florida 32789

                                                        Re: IZEA Worldwide,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 13, 2021
                                                            File No. 333-256078

       Dear Mr. Murphy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
Lopez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services